
10013663



Roebling Financial Corp, Inc.

2010 ANNUAL REPORT

ROEBLING FINANCIAL CORP, INC.
2010 ANNUAL REPORT


Received SEC
DEC 23 2010
Washington, DC 20549

TABLE OF CONTENTS



ROEBLING FINANCIAL CORP, INC.

To our Shareholders and Customers:

The challenges of the economy have continued for the past two years. While we have had record-setting low interest rates, the effects of the decline of the housing market along with high unemployment and higher than normal delinquency remain the main focus of your management team's attention.

The net loss of $225,000 reported for the fiscal year is significantly less than the prior year loss of $1.4 million, primarily due to a $2.1 million reduction in the provision for loan losses. In accordance with our plan, we have systematically reduced the higher-risk commercial loan portfolio and replaced some of those assets with owner-occupied home loans. Although our non-performing assets have decreased, they are still at an elevated level.

Along with this transition, we have experienced a slight shift in our deposit balances, to core deposits from higher-cost certificates of deposit. At September 30, 2010, we reported total assets of $166.8 million, total deposits of $138.8 million, net loans of $112.0 million and stockholders equity of $16.1 million. The Bank remains "well capitalized" with a Tier I capital ratio of 8.24% and total risk-based capital ratio of 14.90%.

We continue to monitor the expenses of the bank, as well as maintain the cost-control measures which began last year. The focus of your management team continues to be the improvement of asset quality and management of the loan portfolio. While we have enhanced our credit risk management, when possible we continue to work with borrowers who have demonstrated repayment issues in these tough times.

Your Company is mindful of the credit needs in the communities we serve and is committed to maintaining our credit quality yet still providing the loans required by our customers.

Sincerely,

Frank J. Travea, III
President and Chief Executive Officer

Route 130 South & Delaware Avenue, P O Box 66, Roebling, NJ 08554 (609) 499-9400

Roebling Financial Corp, Inc.

Corporate Profile

Roebling Financial Corp, Inc. (the "Company") is a New Jersey corporation which was organized in 2004 and became the successor to Roebling Financial Corp, Inc., a federal corporation, after the completion of the second step mutual-to-stock conversion of Roebling Financial Corp., MHC (the "MHC") on September 30, 2004. The Company is the holding company parent of Roebling Bank and its principal asset is its investment in Roebling Bank. In connection with the second step conversion, the Company sold 910,764 shares of common stock to the public, raising $7.8 million in net cash proceeds. Each share of the former Roebling Financial Corp, Inc. (other than shares held by the MHC) was converted into 3.9636 shares of the new Company.

We currently conduct our business through Roebling Bank (the "Bank") with five full service offices located in Roebling, New Egypt, Westampton and Delran, New Jersey and an administrative center also located in Westampton, New Jersey. We offer a broad range of deposit and loan products to individuals, families and small businesses in our market area. At September 30, 2010, we had consolidated assets of $166.8 million, deposits of $138.8 million, and stockholders' equity of $16.1 million.

Stock Market Information

Our common stock is traded on the over-the-counter market with quotations available on the OTC Bulletin Board under the symbol "RBLG." The following table reflects high and low bid quotations and dividends declared for each quarter for the past two fiscal years. The quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not represent actual transactions.

Quarter Ended	High	Low	Dividends
September 30, 2010	$ 4.20	$ 4.05	-
June 30, 2010	5.00	3.75	-
March 31, 2010	4.00	3.50	-
December 31, 2009	6.00	4.00	-
September 30, 2009	5.50	3.80	-
June 30, 2009	6.00	5.50	-
March 31, 2009	8.00	4.75	-
December 31, 2008	8.95	4.80	$.10

As of September 30, 2010 there were 1,686,527 shares of our common stock outstanding and approximately 499 holders of record. This number does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. The Company's most recent dividend was paid in December, 2008. In order to conserve capital, however, the Board of Directors determined not to pay a dividend in the 2010 fiscal year and we do not anticipate paying a dividend in the 2011 fiscal year. The payment of future dividends will be subject to the periodic review of the financial condition, results of operations and capital requirements of the Company and Bank.

Selected Consolidated Financial Information

	At or for the Year Ended September 30,		
	2010	2009	2008
	(Dollars in thousands, except per share data)		
Selected Balance Sheet Data:			
Assets	$ 166,758	$ 172,346	$ 154,666
Loans receivable, net	111,967	118,428	109,474
Securities	40,720	41,566	33,034
Deposits	138,769	141,218	130,575
Borrowed funds	10,000	13,000	5,000
Shareholders' equity	16,116	16,267	17,308
Selected Results of Operations:			
Interest income	7,744	8,580	8,626
Interest expense	2,276	3,149	3,451
Net interest income	5,467	5,431	5,175
Provision for loan losses	1,100	3,245	278
Non-interest income	512	698	512
Non-interest expense	5,305	5,228	4,667
Net income (loss)	(225)	(1,385)	472
Per Share Data:			
Earnings (loss) per share - basic	(0.14)	(0.84)	0.28
Earnings (loss) per share - diluted	(0.14)	(0.84)	0.28
Book value per share	9.56	9.65	10.07
Weighted average basic shares outstanding	1,645,350	1,656,166	1,658,995
Weighted average diluted shares outstanding	1,645,350	1,656,166	1,662,376
Performance Ratios:			
Return on average assets	(0.14) %	(0.83) %	0.32 %
Return on average equity	(1.38)	(7.88)	2.74
Net interest rate spread	3.18	2.92	2.99
Net interest margin	3.50	3.37	3.61
Efficiency ratio	88.73	87.30	82.06
Dividend payout ratio	-	(0.12)	0.36
Average interest-earning assets to average interest-bearing liabilities	121.63	123.14	125.99
Asset Quality Ratios:			
Non-performing loans to total assets	2.95	3.98	0.60
Non-performing loans to total loans, net	4.26	5.66	0.83
Net charge-offs to average loans	0.70	1.10	0.07
Allowance for loan losses to total loans at period end	2.79	2.41	0.87
Allowance for loan losses to non-performing loans at period end	65.32	42.54	103.66
Capital Ratios:			
Average equity to average assets	9.84	10.47	11.50
Equity to assets at period end	9.66	9.44	11.19

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words "intends", "believes", "anticipates", "contemplates", "expects", and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, the ability to control costs and expenses, new legislation and regulations and general economic conditions. We undertake no obligation to publicly release the results of any revisions to those forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Since we conduct no significant business other than owning all of the common stock of Roebling Bank, references in this discussion to "we," "us," and "our," refer collectively to Roebling Financial Corp, Inc. and Roebling Bank.

General

Our results of operations depend primarily on our net interest income, which is the difference between the interest earned on interest-earning assets, primarily loans and investments, and the interest paid on interest-bearing liabilities, primarily deposits and borrowings. It is also a function of the composition of assets and liabilities and the relative amount of interest-earning assets to interest-bearing liabilities. Our results of operations are also affected by our provisions for loan losses, non-interest income and non-interest expense. Non-interest income consists primarily of service charges and fees. Non-interest expense consists primarily of compensation and benefits, occupancy and equipment, data processing fees and other operating expenses. Our results of operations may also be affected significantly by economic and competitive conditions, changes in market interest rates, governmental policies and actions of regulatory authorities.

Critical Accounting Policies, Judgments and Estimates

The accounting and reporting policies of Roebling Financial Corp. Inc. conform with the accounting principles generally accepted in the United States of America and general practices within the financial services industry. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

We consider accounting policies involving significant judgments and assumptions by management that have, or could have, a material impact on the carrying value of certain assets or on income to be critical accounting policies. We consider the allowance for loan losses to be a critical accounting policy.

Allowance for Loan Losses. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. The allowance for loan losses is the estimated amount considered necessary to cover credit losses inherent in the loan portfolio at the balance sheet date. The allowance is established through the provision for loan losses, which is charged against income. Management performs an evaluation of the adequacy of the allowance for loan losses on a quarterly basis, at a minimum. Consideration is given to a variety of factors including current economic conditions, the current real estate market, delinquency statistics, composition of the loan portfolio, loss experience, the adequacy of the underlying collateral, the financial strength of the borrowers, results of internal loan reviews, geographic and industry concentrations, and other factors related to the collectibility of the loan portfolio. The valuation is inherently subjective as it requires material estimates, including the amounts and timing of expected future cash flows expected to be received on impaired loans, which may be susceptible to significant change.

Our methodology for analyzing the allowance for loan losses consists of several components. Specific allocations are made for loans that are determined to be impaired. A loan is considered to be impaired when, based on current information, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. For such loans, a specific allowance is established when the present value of expected future cash flows or, for collateral-dependent loans, the fair value of the collateral, adjusted for market conditions and selling expenses, is less than the carrying value of the loan. The general allocation is determined by segregating the remaining loans into groups by type and purpose of loan and applying a reserve percentage to each group. The reserve percentage is based on inherent losses associated with each type of lending, as well as historical loss factors. We also look at the level of our allowance in proportion to nonperforming loans and total loans. We have established an overall range that we have determined is prudent based on historical and industry data. An unallocated allowance represents the excess of the total allowance, determined to be in the established range, over the specific and general allocations.

While we believe that we use the best information available to perform our loan loss allowance analysis, adjustments to the allowance in the future may be necessary. Changes in underlying estimates could result in the requirement for additional provisions for loan losses. For example, a rise in delinquency rates may cause us to increase the reserve percentages we apply to loan groups for purposes of calculating general allocations, or may require additional specific allocations for impaired loans. In addition, actual loan losses may be significantly more than the reserves we have established. Each of these scenarios would require additional provisions, which could have a material negative effect on our financial results. The ratio of the allowance for loan losses to total loans outstanding was 2.79% and 2.41% at September 30, 2010 and 2009, respectively. A 25% increase in this ratio would have increased the allowance by $802,000 and $730,000 at September 30, 2010 and 2009, respectively.

Business Strategy

Our business strategy has been to operate as a well-capitalized independent financial institution dedicated to providing convenient access and quality service at competitive prices. Historically, we have sought to implement this strategy by maintaining a substantial part of our assets in loans secured by one-to-four family residential real estate located in our market area and home equity and consumer loans. In recent years, we had diversified our portfolio to include a higher percentage of commercial real estate, multifamily and construction loans, which are generally secured by properties in our market area. Under the Supervisory Agreement with the Office of Thrift Supervision ("OTS"), the Bank may generally not make new commercial loans without non-objection from the OTS. We continue to emphasize a variety of deposit and loan products, with the latter consisting primarily of one-to-four family mortgages and home equity loans. We have grown our branch network, which has expanded our geographic reach, and may consider the acquisition of other financial institutions or branches.

Management of Interest Rate Risk and Market Risk

Because the majority of our assets and liabilities are sensitive to changes in interest rates, our most significant form of market risk is interest rate risk, or changes in interest rates. We may be more vulnerable to an increase or decrease in interest rates depending upon 1) the duration and repricing characteristics of our interest-earning assets and interest-bearing liabilities at a given point in time, 2) the time horizon and 3) the level of interest rates.

To reduce the effect of interest rate changes on net interest income, we have adopted various strategies to enable us to improve the matching of interest-earning asset maturities to interest-bearing liability maturities. The principal elements of these strategies include seeking to:

- originate loans with adjustable rate features or shorter term fixed rates for portfolio and sell longer term fixed rate mortgages;
- maintain a high percentage of low-cost transaction and savings accounts which tend to be less interest rate sensitive when interest rates rise;
- lengthen the maturities of our liabilities when it would be cost effective through the pricing and promotion of longer term certificates of deposit or the utilization of longer-term borrowings;
- maintain an investment portfolio, with short to intermediate terms to maturity or adjustable interest rates, that provides a stable cash flow, thereby providing investable funds in varying interest rate cycles.

Exposure to interest rate risk is closely monitored by our management. Our objective is to maintain a consistent level of profitability within acceptable risk tolerances across a broad range of potential interest rate environments. In addition to various analyses, we use the Office of Thrift Supervision ("OTS") Net Portfolio Value ("NPV") Model, which calculates changes in net portfolio value, to monitor our exposure to interest rate risk. NPV is equal to the estimated present value of assets minus the present value of liabilities plus the net present value of off-balance-sheet contracts. The Interest Rate Risk Exposure Report shows the degree to which balance sheet line items and net portfolio value are potentially affected by a 100 to 300 basis point (1/100th of a percentage point) upward and downward parallel shift (shock) in the Treasury yield curve.

The following table represents our Net Portfolio Value calculations at September 30, 2010. This data was calculated by the OTS, based upon information we provided to them.

	Net Portfolio Value			NPV as % of Present Value of Assets	
Change in Rate	Estimated Amount	Change	% Change	NPV Ratio (1)	Change (2)
	($ in thousands)				
+300 bp	$ 16,239	$ (4,095)	(20%)	9.60%	-197 bp
+200 bp	18,287	(2,047)	(10%)	10.63%	-94 bp
+100 bp	19,697	(637)	(3%)	11.31%	-26 bp
+50 bp	20,002	(332)	(2%)	11.43%	-14 bp
0 bp	20,334			11.57%	
-50 bp	20,279	(55)	0%	11.51%	-6 bp
-100 bp	19,951	(383)	(2%)	11.33%	-24 bp

(1) Calculated as the estimated NPV divided by the present value of assets.
(2) Calculated as the increase (decrease) in the NPV ratio assuming the indicated change in interest rates over the estimated NPV ratio assuming no change in interest rates.

This table indicates that the Bank's net portfolio value would be expected to decrease in the event of an increase or decrease in prevailing market interest rates. The decrease in net portfolio value would be greater in the event of a rise in interest rates.

Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments and deposit run-offs, and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in such computations. Although certain assets and liabilities may have similar maturities or periods of repricing, they may react at different times and in different degrees to changes in the market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable rate mortgages, generally have features which restrict changes in interest rates on a short term basis and over the life of the asset. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making the calculations set forth above. Additionally, an increased credit risk may result as the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

Supervisory Agreement

On June 17, 2009, the Bank entered into a supervisory agreement with the OTS, the Bank's primary federal regulator, which restricts the Bank's ability to engage in certain lending activities and requires the Bank to take various corrective actions. As a result of the supervisory agreement, the Bank became subject to certain regulations, which limit future asset growth and increase the Bank's supervisory expenses.

The supervisory agreement prohibits the Bank from making non-residential real estate loans, commercial loans, construction loans and loans secured by non-owner-occupied residential property ("investor loans") or purchasing any loan participation without the prior written non-objection of the OTS except for loans originated pursuant to legally binding commitments existing as of March 31, 2009, renewals or modifications of loans of $500,000 or less secured by properties in the Bank's local lending area and originations of one-to-four family construction loans secured by property in the Bank's local lending area under binding sale contracts to an owner-occupant with permanent financing. The agreement further requires the Bank to adopt a plan for reducing its concentrations in non-residential real estate loans, investor loans, participation loans and construction loans and for reducing criticized assets. The Bank must also adopt a new loan loss allowance policy and correct loan underwriting and credit administration weakness cited in the examination report. Finally, the agreement prohibits the Bank from taking brokered deposits without prior OTS approval. The supervisory agreement will remain in effect until modified, suspended or terminated by the OTS.

As a result of the supervisory agreement, the Bank has also become subject to certain OTS regulations that prohibit it from increasing its total assets during any quarter in excess of an amount equal to net interest credited on deposits for the quarter without OTS approval. The Bank will also be assessed at a higher rate by the OTS for examinations and supervision and by the FDIC for federal deposit insurance.

The Bank believes that it in is compliance with the terms of the supervisory agreement.

Comparison of Financial Condition at September 30, 2010 and 2009

Assets. Total assets decreased $5.6 million, or 3.2%, to $166.8 million at September 30, 2010, from $172.3 million at September 30, 2009. This decrease is primarily attributable to a $6.5 million decrease in net loans receivable and an $846,000 decrease in the securities portfolio, partially offset by a $1.9 million increase in cash and cash equivalents. The loans receivable, net, portfolio decreased by 5.5%, to $112.0 million at September 30, 2010 from $118.4 million at September 30, 2009. Balances in all categories of commercial-purpose loans decreased during the 2010 fiscal year, including construction loans, commercial real estate, multifamily, non-owner-occupied one-to-four family loans and commercial loans, while balances of loans secured by owner-occupied one-to-four family residences, including home equity loans, increased. In the second quarter of fiscal 2009, as problem assets grew quickly and dramatically, and upon the issuance of the Supervisory Agreement by the OTS, we suspended virtually all new commercial lending. In addition, we adopted a plan to reduce our levels of commercial real estate, investor, participation and construction loans. We continue to lend to consumers for mortgages, home equity and other consumer loans. The one-to-four family and home equity loan portfolios represent 79.8% of loans receivable, net at September 30, 2010 and 75.7% at September 30, 2009. Real estate owned declined $454,000 to $749,000. Of the five properties owned at September 30, 2009, three with a book value at that date of $529,000 were sold in fiscal 2010. The book value on the other two properties was reduced by $165,000 due to a decrease in the market value and remain in REO at September 30, 2010. Six other properties acquired during fiscal 2010 remain on the books at September 30, 2010 at a book value of $240,000. Other assets increased $516,000 or 22.3%, primarily due to the prepayment of FDIC insurance premiums, partially offset by a decrease in income taxes receivable.

Liabilities. Total liabilities decreased $5.4 million to $150.6 million at September 30, 2010 from $156.1 million at September 30, 2009. Deposits decreased by $2.4 million or 1.7%, to $138.8 million at September 30, 2010 from $141.2 million at September 30, 2009, while borrowed funds decreased by $3.0 million during the same period, to $10.0 million at September 30, 2010, from $13.0 million at September 30, 2009. The decrease in deposits is primarily attributable to certificates of deposit, which decreased by $5.1 million, partially offset by an increase of $2.7 million in transaction and savings accounts. Our ratio of core deposit accounts (non-certificates of deposit) to total deposits increased to 50.6% at September 30, 2010, from 47.9% at September 30, 2009.

Stockholders' Equity. Stockholder's equity decreased to $16.1 million at September 30, 2010, from $16.3 million at September 30, 2009, primarily due to the fiscal 2010 net loss of $225,000.

Average Balance Sheet, Interest Rates and Yields

The following tables set forth certain information relating to our average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented.

	Year Ended September 30, 2010			Year Ended September 30, 2009		
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
	(Dollars in thousands)					
Interest-earning assets:						
Loans receivable (1)	$ 115,304	$ 6,200	5.38 %	$ 116,495	$ 6,504	5.58 %
Investment securities	39,476	1,503	3.81	42,137	2,025	4.81
Other interest-earning assets (2)	1,559	41	2.63	2,322	51	2.20
Total interest-earning assets	156,339	7,744	4.95	160,954	8,580	5.33
Non-interest-earning assets	9,015			6,934		
Total assets	$ 165,354			$ 167,888		
Interest-bearing liabilities:						
Interest-bearing checking	$ 7,002	14	0.20	$ 8,004	17	0.21
Savings accounts	17,834	53	0.30	16,672	80	0.48
Money market accounts	22,576	245	1.09	19,451	280	1.44
Certificates of deposit	70,202	1,626	2.32	72,328	2,358	3.26
Total interest-bearing deposits	117,614	1,938	1.65	116,455	2,735	2.35
Borrowings	10,918	339	3.11	14,248	414	2.91
Total interest-bearing liabilities	128,532	2,277	1.77	130,703	3,149	2.41
Non-interest-bearing liabilities (3)	20,556			19,613		
Total liabilities	149,088			150,316		
Stockholders' equity	16,266			17,572		
Total liabilities and stockholders' equity	$ 165,354			$ 167,888		
Net interest income		$ 5,467			$ 5,431	
Interest rate spread (4)			3.18 %			2.92 %
Net interest margin (5)			3.50 %			3.37 %
Ratio of average interest-earning assets to average interest-bearing liabilities			121.63 %			123.14 %

(1) Average balances include non-accrual loans. Interest income includes amortization of net deferred loan fees and (costs) of $(18,600) and $300 for the fiscal years 2010 and 2009, respectively.
(2) Includes interest-bearing deposits in other financial institutions and FHLB stock. Tax exempt interest is not presented on a taxable equivalent basis.
(3) Includes average non-interest-bearing deposits of $19,069,000 and $17,857,000 for the years ended September 30, 2010 and 2009, respectively.
(4) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(5) Net interest margin represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis

The table below sets forth certain information regarding changes in our interest income and interest expense for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, the table distinguishes between: (i) changes attributable to volume (changes in average volume multiplied by prior period's rate); and (ii) changes attributable to rates (changes in rate multiplied by old average volume). For purposes of this table, the net change attributable to the combined impact of rate and volume has been allocated proportionally to the absolute dollar amounts of change in each.

	Year Ended September 30, 2010 vs. 2009			Year Ended September 30, 2009 vs. 2008		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
	Volume	Rate	Net	Volume	Rate	Net
	(In thousands)					
Interest-earning assets:						
Loans receivable	$ (66)	$ (238)	$ (304)	$ 488	$ (907)	$ (419)
Investment securities	(122)	(400)	(522)	435	(39)	396
Other interest-earning assets	(19)	9	(10)	19	(42)	(23)
Total interest-earning assets	(207)	(629)	(836)	942	(988)	(46)
Interest-bearing liabilities:						
Interest-bearing checking	(2)	(1)	(3)	0	(4)	(4)
Savings accounts	5	(32)	(27)	1	(22)	(21)
Money market accounts	41	(76)	(35)	51	(178)	(127)
Certificates of deposit	(67)	(665)	(732)	282	(538)	(256)
Borrowings	(102)	27	(75)	218	(112)	106
Total interest-bearing liabilities	(125)	(747)	(872)	552	(854)	(302)
Net interest income	$ (82)	$ 118	$ 36	$ 390	$ (134)	$ 256

Comparison of Results of Operations for the Years Ended September 30, 2010 and 2009

Net Income (Loss). For the year ended September 30, 2010, the Company reported a net loss of $225,000, or $(.14) per diluted share, compared to a net loss of $1,385,000, or $(.84) per diluted share, for the year ended September 30, 2009. The net losses for fiscal 2010 and 2009 reflect significant provisions for loan losses due to a high level of non-performing loans.

Interest Income. The average balance of total interest-earning assets for the year ended September 30, 2010 decreased by $4.6 million compared to the year ended September 30, 2009, while the average yield decreased to 4.95% from 5.33%. The decrease in total interest income of $836,000 for the year ended September 30, 2010 is comprised primarily of a decrease in interest income of $304,000 on loans receivable and a decrease of $522,000 in interest income on investment securities. Average loan receivable balances decreased by $1.2 million for the year ended September 30, 2010 compared to the same 2009 period, while the average yield decreased to 5.38% from 5.58%. The decline in yield is due to the decline in portfolio rates as adjustable-rate loans repriced downwards, new loans came into the portfolio at lower rates, reflecting lower market rates, and average balances of non-performing loans increased. For the year ended September 30, 2010, the average balance of securities decreased by $2.7 million compared to the same 2009 period, while the average yield decreased to 3.81% from 4.81%.

Interest Expense. The average balance of interest-bearing liabilities decreased by $2.2 million for the year ended September 30, 2010 compared to same 2009 period, while the average cost decreased to 1.77% from 2.41%. The decrease in total interest expense of $872,000 for the year ended September 30, 2010 is comprised of a $797,000 decrease in interest expense on deposits and a $75,000 decrease in interest expense on borrowings.

Average interest-bearing deposit balances increased by $1.2 million with a decrease in the average cost to 1.65% for the year ended September 30, 2010, compared to 2.35% for the same 2009 period. The decrease in deposit rates is a reflection of the decline in market rates. Average borrowings decreased by $3.3 million, with an increase in the average cost to 3.11% from 2.91%.

Net Interest Income. Net interest income increased slightly, to $5.5 million for the year ended September 30, 2010, compared to $5.4 million for the year ended September 30, 2009. The Company's spread and margin improved during the year, as the average cost of funds decreased by more than the decrease in the average yield on total interest-earning assets. The yield on total interest-earning assets for the year ended September 30, 2010 decreased by 38 basis points compared to the year ended September 30, 2009, while the overall cost of funds decreased 64 basis points for the same period. As a result, the interest rate spread increased by 26 basis points, to 3.18% for the year ended September 30, 2010 compared to 2.92% for the year ended September 30, 2009. The net interest margin increased by 13 basis points, to 3.50% from 3.37%, in the same time period.

Provision for Losses on Loans. The provision for loan losses is charged to operations to bring the total allowance for loan losses to a level that represents management's best estimate of the losses inherent in the portfolio, based on a review by management of the following factors:

- historical experience;
- volume;
- type of lending conducted by the Bank;
- industry standards;
- the level and status of past due and non-performing loans;
- the real estate market;
- the general economic conditions in the Bank's lending area; and
- other factors affecting the collectibility of the loans in its portfolio.

Our methodology for analyzing the allowance for loan losses consists of two components: general and specific allowances. A general valuation allowance is determined by applying estimated loss factors to various aggregate loan categories. Specific valuation allowances are created when management believes that the collectibility of a specific loan has been impaired and a loss is probable. The allowance level is reviewed on a quarterly basis, at a minimum.

Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. The allowance for loan losses is maintained at a level that represents management's best estimate of losses in the loan portfolio at the balance sheet date. However, there can be no assurance that the allowance for losses will be adequate to cover losses which may be realized in the future, and that additional provisions for losses will not be required. In addition, regulatory agencies, as part of their examination process, periodically review the allowance for loan losses and may require us to recognize adjustments to the allowance based on their judgment regarding the adequacy of the allowance for loan losses at the time of their examination.

The provision for loan losses was $1,100,000 for the year ended September 30, 2010, compared to $3,245,000 for the same 2009 period. Loan charge-offs for the year ended September 30, 2010 were $812,000 (.70% of average loans outstanding) compared to $1.3 million (1.10% of average loans outstanding) for the prior year. The provisions in fiscal 2010 and 2009 are due to the high levels of non-performing loans and a decline in the value of the collateral securing our impaired loans, reflecting the state of the economy and declining real estate values in our market area. The charge-offs of $812,000 in fiscal 2010 were recorded upon the write-down to fair value, less estimated costs to sell, of properties acquired by deed in lieu of foreclosure, the short-sale of properties securing two loans and the charge-off of other balances deemed uncollectible. The allowance for loan losses was $3,208,000 or 2.79% of total loans outstanding at September 30, 2010, compared to $2,920,000 or 2.41% of total loans outstanding at September 30, 2009. The ratio of the allowance for loan losses to non-performing loans increased to 0.69 times at September 30, 2010 from 0.43 times at September 30, 2009. Non-performing loans, expressed as a percentage of total loans, decreased to 4.04% at September 30, 2010 from 5.66% at September 30, 2009.

The following table sets forth information regarding non-performing loans and real estate owned, as of the dates indicated.

	September 30,	
	2010	**2009**
	(In thousands)	
Non-accrual loans	$ 4,650	$ 6,864
Accruing loans past due 90 days or more	261	--
Total non-performing loans	4,911	6,864
Real estate owned	749	1,203
Total non-performing assets	$ 5,660	$ 8,067

As of September 30, 2010, non-accrual loans consist of thirteen loans with balances ranging from $29,000 to $1.7 million, and include two loans totaling $922,000 that were restructured in troubled debt restructurings. The largest loan, with a balance of $1.7 million, is a participation in a condominium construction loan. The project experienced delays, pre-sales did not meet expectations and the loan is now in foreclosure. Another loan is a $786,000 participation in a loan collateralized by multiple single-family residences. The borrower has defaulted and we are now in the process of foreclosure. Another loan, with a balance of $586,000, is a participation in a condominium construction loan. The project is complete but sales have occurred much more slowly, and at lower prices, than originally anticipated. The borrower is working very closely with the lead bank as he attempts to get the units sold and the loan re-paid. Our loan balance has decreased by $691,000 in fiscal 2010 from the proceeds of unit sales. The remaining ten non-accrual loans have balances ranging from $29,000 to $369,000 and are in various stages of collection, workout and foreclosure.

For non-accrual loans outstanding at September 30, 2010 the Company would have recorded $324,000 in interest income for the year then ended, had the loans been current in accordance with their original terms. Interest income of $47,000 on these loans was included in net income for the fiscal year. Not included in the above table as of September 30, 2010 and 2009 are $1.2 million and $336,000, respectively, in loans that were restructured in troubled debt restructurings and are performing in accordance with the modified terms. Approximately $1.9 million of the allowance for loan losses related to non-performing loans at September 30, 2010.

Real estate owned consists of seven single family properties and one parcel of land. The highest valued property, with a book value of $416,000, was sold subsequent to year end with net proceeds approximating our book value.

Non-interest Income. Non-interest income decreased $186,000, or 26.7%, to $512,000 for the year ended September 30, 2010, compared to $698,000 for same period in 2009. The decrease in non-interest income is primarily attributable to the $140,000 gain on sale of securities in fiscal 2009 and a decrease of $30,000 in gain on sale of loans for the year ended September 30, 2010 compared to the same 2009 period. A higher volume of loans were sold in 2009 as a result of the strong refinance market in the spring of 2009. In addition, loan fees and late charges decreased by $9,000 for the year ended September 30, 2010 compared to the same 2009 period and account servicing and other fees decreased by $8,000 during the same period. The decrease in loan fees is primarily attributable to a decrease in late charges collected while the decrease in account servicing and other fees is primarily due to lower non-sufficient and uncollected fund fees.

Non-interest Expense. Non-interest expense increased $77,000, or 1.5%, to $5.3 million for the year ended September 30, 2010, from $5.2 million for the same period in 2009. The increase in non-interest expense resulted primarily from an increase in real estate and repossessed assets expense, partially offset by decreases in compensation and benefits and occupancy and equipment expense. Real estate and repossessed assets expense increased by $398,000, to $596,000 for the year ended September 30, 2010, from $198,000 for the prior fiscal year. $295,000 of this increase was for provisions for REO losses due to a decrease in estimated market values. REO expense also includes the holding costs of REO properties, which increased significantly during 2010, as well as the net loss on the sale of properties. Compensation and benefits decreased by $263,000 for year ended September 30, 2010, to $2.3 million from $2.6 million for the same 2009 period. The decrease is a reflection of cost-cutting measures taken as we reduced director fees, eliminated several staff positions, and eliminated the 401K match. Occupancy and equipment expense decreased by $71,000, or 12.0%, for the year ended September 30, 2010, compared to the same 2009 period, primarily due to a decrease in depreciation expense, as a number of fixed assets became fully depreciated.

Income Taxes. The Company recorded a tax benefit of $201,000 for the year ended September 30, 2010, resulting in an effective tax benefit rate of 47.2%. For the year ended September 30, 2009, the Company recorded a tax benefit of $959,000, resulting in an effective tax benefit rate of 40.9%. The decrease in the tax benefit is primarily attributable to the decrease in the pre-tax loss. The variance in effective tax rates is due to book / tax differences.

Liquidity and Capital Resources

Liquidity is the ability to fund assets and meet obligations as they come due. Liquidity risk is the risk of not being able to obtain funds at a reasonable price within a reasonable period of time to meet financial commitments when due. We are required under federal regulations to maintain a sufficient level of liquid assets (including specified short-term securities and certain other investments), as determined by management and reviewed for adequacy by regulators during examinations. Roebling Bank is also subject to federal regulations that impose certain minimum capital requirements. See Note 13 to our consolidated financial statements.

Our liquidity, represented by cash and cash equivalents and investment securities, is a product of our operating, investing and financing activities. Our primary sources of liquidity are deposits, loan and investment security repayments and sales, and borrowed funds. While scheduled payments from the amortization and maturity of loans, investment securities and short-term investments are relatively predictable sources of funds, deposit flows, loan and mortgage-backed security prepayments and investment security calls are greatly influenced by general interest rates, economic conditions and competition. We monitor projected liquidity needs to ensure that adequate liquidity is maintained on a daily and long-term basis. We have the ability to borrow from the FHLB of New York, or others, should the need arise. As of September 30, 2010, we had $10.0 million in outstanding borrowings from the FHLB of New York.

Off-Balance Sheet Arrangements

We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers and to reduce our exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statements of financial condition. The contract or notional amounts of those instruments reflect the extent of our involvement in particular classes of financial instruments.

Our exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amounts of those instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance-sheet instruments. We generally do not require collateral or other security to support financial instruments with credit risk, with the exception of letters of credit.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitments do not necessarily represent future cash requirements. We have approved lines of credit unused but accessible to borrowers totaling $12.5 million and $12.2 million at September 30, 2010 and 2009, respectively.

At September 30, 2010 and 2009, we had $5.2 million and $2.6 million in outstanding commitments to fund loans and $0 and $17,000 in outstanding commercial letters of credit, respectively. There were $1.3 million and $0 in outstanding commitments to sell loans at September 30, 2010 and 2009, respectively. There were no outstanding commitments to purchase investment securities at September 30, 2010 or 2009.

Impact of Inflation and Changing Prices

The consolidated financial statements presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike industrial companies, nearly all of our assets and liabilities are financial in nature. As a result, our earnings are impacted by changes in interest rates, which are influenced by inflationary expectations. Our asset/liability management strategy seeks to minimize the effects of changes in interest rates on our net income.

Recent Accounting Pronouncements

In June, 2008, the FASB issued guidance, codified into ASC Topic 260, on determining whether instruments granted in share-based payment transactions are participating securities. The guidance clarifies that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. It is effective for fiscal years beginning after December 15, 2008, and interim periods within those years. Its adoption did not have a material impact on our financial condition or results of operations.

In June 2009, the FASB issued guidance concerning accounting for transfers of financial assets, codified in December, 2009 into Topic 860, Transfers and Servicing. The guidance was issued to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. The FASB undertook this project to address (1) practices that have developed that are not consistent with the original intent and key requirements of previous guidance and (2) concerns of financial statement users that many of the financial assets (and related obligations) that have been derecognized should continue to be reported in the financial statements of transferors. It must be applied as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. The guidance must be applied to transfers occurring on or after the effective date. Additionally, the disclosure provisions should be applied to transfers that occurred both before and after the effective date. The adoption of the guidance did not have a material impact on our financial condition or results of operations.

In January, 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-06, Fair Value Measurements and Disclosures (Topic 820) ("Update). The Update requires new disclosures about transfers in and out of Levels 1 and 2 and separate disclosures for Level 3 purchases, sales, issuances and settlements (gross rather than net). The Update also clarifies existing disclosures for each class of assets and liabilities and disclosures about the valuation techniques and input methods used in Level 2 and 3 measurements. The Update is effective for interim and annual periods beginning after December 15, 2009, except for the Level 3 disclosures about purchases, sales, issuances and settlements, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.

In July, 2010, the FASB issued ASU No. 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses ("Update"). The Update provides for additional disclosures to be used to assess an entity's credit risk exposures and evaluate the adequacy of its allowance for credit losses. Existing disclosures will be expanded on a disaggregated basis, by portfolio segment and class of financing receivable. Additional disclosures will be required for financing receivables, such as aging of receivables and information on troubled debt restructurings. For public entities, the disclosures as of the end of a reporting period are effective for interim and annual periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Pursuant to the rules and regulations of the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of, the Company's principal executive and principal financial officer, or persons performing similar functions, and effected by the Company's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The Company's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made in accordance with authorization of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements. Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, management concluded that, as of September 30, 2010, our internal control over financial reporting was effective.

FONTANELLA & BABITTS

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Roebling Financial Corp, Inc. and Subsidiary

We have audited the accompanying consolidated statements of financial condition of Roebling Financial Corp, Inc. and Subsidiary, as of September 30, 2010 and 2009, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Roebling Financial Corp, Inc. and Subsidiary, at September 30, 2010 and 2009, and the results of their operations and cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.



December 23, 2010

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	September 30,	
	2010	2009
Assets		
Cash and due from banks	$ 908,152	$ 2,081,500
Interest-bearing deposits	5,110,630	1,992,787
Total cash and cash equivalents	6,018,782	4,074,287
Securities available for sale	40,592,885	41,417,779
Securities held to maturity; approximate fair value of $132,000 (2010) and $150,000 (2009), respectively	127,306	148,011
Loans receivable, net	111,967,100	118,428,046
Real estate owned	749,310	1,203,000
Accrued interest receivable	503,831	609,213
Federal Home Loan Bank of New York stock, at cost	745,500	859,300
Premises and equipment	3,223,924	3,293,334
Other assets	2,829,024	2,313,249
Total assets	$ 166,757,662	$ 172,346,219
Liabilities and stockholders' equity		
Liabilities		
Deposits	$ 138,768,915	$ 141,218,085
Borrowed funds	10,000,000	13,000,000
Advances from borrowers for taxes and insurance	455,803	492,883
Other liabilities	1,417,337	1,368,082
Total liabilities	150,642,055	156,079,050
Commitments and contingencies	-	-
Stockholders' equity		
Serial preferred stock, par value $.10, authorized 5,000,000 shares, no shares issued	-	-
Common stock; par value $.10; 20,000,000 shares authorized and 1,718,473 shares issued	171,847	171,847
Additional paid-in-capital	10,348,052	10,379,826
Treasury stock, at cost; 31,946 shares	(190,398)	(190,398)
Unallocated employee stock ownership plan shares	(310,261)	(387,826)
Unallocated restricted stock plan shares	(93,041)	(96,374)
Deferred compensation obligation	239,893	187,121
Stock purchased for deferred compensation plan	(239,893)	(187,121)
Retained earnings - substantially restricted	5,502,021	5,727,021
Accumulated other comprehensive income (loss):		
Unrealized gain on securities available for sale, net of tax	812,867	798,070
Defined benefit plan, net of tax	(125,480)	(134,997)
Total stockholders' equity	16,115,607	16,267,169
Total liabilities and stockholders' equity	$ 166,757,662	$ 172,346,219

See accompanying notes to consolidated financial statements.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended September 30, 2010	Year Ended September 30, 2009
Interest income:		
Loans receivable	$ 6,200,022	$ 6,503,426
Securities	1,502,612	2,024,743
Other interest-earning assets	41,238	51,461
Total interest income	7,743,872	8,579,630
Interest expense:		
Deposits	1,937,714	2,735,421
Borrowed funds	338,746	413,606
Total interest expense	2,276,460	3,149,027
Net interest income	5,467,412	5,430,603
Provision for loan losses	1,100,000	3,245,000
Net interest income after provision for loan losses	4,367,412	2,185,603
Non-interest income:		
Loan fees	86,389	95,031
Account servicing and other	423,557	431,205
Gain on sale of loans	1,973	31,748
Gain on sale of securities	-	140,156
Total non-interest income	511,919	698,140
Non-interest expense:		
Compensation and benefits	2,288,409	2,551,758
Occupancy and equipment	524,308	595,722
Service bureau and data processing	536,090	548,043
Federal deposit insurance premiums	318,736	315,437
Real estate and repossessed assets	596,331	197,714
Other	1,041,395	1,019,250
Total non-interest expense	5,305,269	5,227,924
Loss before income tax benefit	(425,938)	(2,344,181)
Income tax benefit	(200,938)	(958,801)
Net loss	$ (225,000)	$ (1,385,380)
Basic and diluted loss per common share	$ (0.14)	$ (0.84)
Weighted average shares outstanding - basic and diluted	1,645,350	1,656,166

See accompanying notes to consolidated financial statements.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended September 30,	
	2010	2009
Net loss	$ (225,000)	$ (1,385,380)
Other comprehensive income (loss):		
Unrealized net holding gains on securities available for sale, net of tax of $9,840 and $471,354, respectively	14,797	706,775
Reclassification adjustment for gains included in net income	-	(84,178)
Adjustment to minimum pension liability, net of tax of $6,329 and $55,933, respectively	9,517	84,111
Comprehensive loss	$ (200,686)	$ (678,672)

See accompanying notes to consolidated financial statements.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock	Additional Paid-in Capital	Treasury Stock	Unallocated ESOP Shares	Unallocated RSP Shares	Deferred Compensation Obilgation	Common Stock for Deferred Compensation	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance - September 30, 2008	$ 171,847	$ 10,442,095	$ -	$ (465,390)	$ (93,869)	$ 157,609	$ (157,609)	$ 7,296,951	$ (43,635)	$ 17,307,999
Dividends paid on common stock	-	-	-	-	-	-	-	(166,358)	-	(166,358)
Net loss	-	-	-	-	-	-	-	(1,385,380)	-	(1,385,380)
Treasury stock purchased	-	-	(190,398)	-	-	-	-	-	-	(190,398)
Amortization of ESOP shares	-	(26,601)	-	77,564	-	-	-	-	-	50,963
Change in unrealized gain (loss) on securities available for sale, net of tax	-	-	-	-	-	-	-	-	622,597	622,597
Deferred compensation plan	-	-	-	-	-	29,512	-	-	-	29,512
Common stock acquired for deferred compensation plan	-	-	-	-	-	-	(29,512)	-	-	(29,512)
Common stock acquired by RSP	-	-	-	-	(59,600)	-	-	-	-	(59,600)
Allocation of RSP shares	-	(32,138)	-	-	57,095	-	-	-	-	24,957
Tax expense of stock benefit plans	-	(3,530)	-	-	-	-	-	-	-	(3,530)
Adjustment to minimum pension liability, net of tax	-	-	-	-	-	-	-	-	77,393	77,393
Adjustment to apply SFAS No. 158 (codified into ASC Topic 715) measurement date provisions, net of tax	-	-	-	-	-	-	-	(18,192)	6,718	(11,474)
Balance - September 30, 2009	171,847	10,379,826	(190,398)	(387,826)	(96,374)	187,121	(187,121)	5,727,021	663,073	16,267,169
Net loss	-	-	-	-	-	-	-	(225,000)	-	(225,000)
Amortization of ESOP shares	-	(38,154)	-	77,565	-	-	-	-	-	39,411
Change in unrealized gain (loss) on securities available for sale, net of tax	-	-	-	-	-	-	-	-	14,797	14,797
Deferred compensation plan	-	-	-	-	-	52,772	-	-	-	52,772
Common stock acquired for deferred compensation plan	-	-	-	-	-	-	(52,772)	-	-	(52,772)
Allocation of RSP shares	-	9,181	-	-	3,333	-	-	-	-	12,514
Tax expense of stock benefit plans	-	(2,801)	-	-	-	-	-	-	-	(2,801)
Adjustment to minimum pension liability, net of tax	-	-	-	-	-	-	-	-	9,517	9,517
Balance - September 30, 2010	$ 171,847	$ 10,348,052	$ (190,398)	$ (310,261)	$ (93,041)	$ 239,893	$ (239,893)	$ 5,502,021	$ 687,387	$ 16,115,607

See accompanying notes to consolidated financial statements.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended September 30,	
	2010	2009
Cash flows from operating activities:		
Net loss	$ (225,000)	$ (1,385,380)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	158,257	257,727
Amortization of premiums and discounts, net	54,976	28,171
Amortization of deferred loan fees and costs, net	18,566	(285)
Provision for loan losses	1,100,000	3,245,000
Provision for loss on real estate owned	482,385	187,500
Loss on sale of real estate owned	15,847	-
Gain on sale of securities held for sale	-	(140,156)
Origination of loans held for sale, net of repayments	(1,773,470)	(4,752,835)
Gain on sale of loans	(1,973)	(31,748)
Proceeds from sale of loans held for sale	1,269,843	4,784,583
Loss on disposition of premises and equipment	-	4,594
Increase in other assets	(499,947)	(1,760,797)
Decrease in accrued interest receivable	105,382	65,739
Increase in other liabilities	30,303	137,891
Amortization/allocation of ESOP and RSP	51,925	75,920
Increase in deferred compensation stock obligation	52,772	29,512
Net cash provided by operating activities	839,866	745,436
Cash flows from investing activities:		
Purchase of securities available for sale	(21,793,940)	(27,450,996)
Proceeds from sales of securities available for sale	-	3,140,156
Proceeds from payments and maturities of securities available for sale	22,588,519	16,894,925
Proceeds from payments and maturities of securities held to maturity	20,681	32,755
Net decrease (increase) in loans	5,155,965	(13,279,238)
Proceeds from sale of real estate owned	647,473	-
Redemption (purchase) of Federal Home Loan Bank Stock	113,800	(414,000)
Purchase of premises and equipment	(88,847)	(192,983)
Net cash provided by (used in) investing activities	6,643,651	(21,269,381)

See accompanying notes to consolidated financial statements.

ROEBLING FINANCIAL CORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT'D)

	Year Ended September 30,	
	2010	2009
Cash flows from financing activities:		
Net (decrease) increase in deposits	(2,449,170)	10,643,446
Net increase in short-term borrowed funds	3,000,000	-
Proceeds from long-term borrowed funds	-	9,000,000
Repayment of long-term borrowed funds	(6,000,000)	(1,000,000)
(Decrease) increase in advance payments by borrowers for taxes and insurance	(37,080)	44,820
Dividends paid	-	(166,358)
Purchase of treasury stock	-	(190,398)
Purchase of common shares by RSP	-	(59,600)
Purchase of common shares for deferred compensation plan	(52,772)	(29,512)
Net cash (used in) provided by financing activities	(5,539,022)	18,242,398
Net increase (decrease) in cash and cash equivalents	1,944,495	(2,281,547)
Cash and cash equivalents - beginning	4,074,287	6,355,834
Cash and cash equivalents - ending	$ 6,018,782	$ 4,074,287
Supplemental Disclosures of Cash Flow Information		
Cash paid for:		
Interest on deposits and borrowed funds	$ 2,277,140	$ 3,149,912
Income taxes (refunds), net	$ (432,185)	$ 625,983
Transfer of loans to real estate owned	$ 692,015	$ 1,085,000

See accompanying notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a description of the more significant accounting policies used in preparation of the accompanying consolidated financial statements of Roebling Financial Corp, Inc. and Subsidiary (the "Company").

Principles of Consolidation

The consolidated financial statements are comprised of the accounts of Roebling Financial Corp, Inc. and its wholly-owned subsidiary, Roebling Bank (the "Bank"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Basis of Consolidated Financial Statement Presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the period then ended. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant changes in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate and the assessment of prepayment risks associated with mortgage-backed securities. Management believes that the allowance for loan losses considers all known and inherent losses, foreclosed real estate is appropriately valued and prepayment risks associated with mortgage-backed securities are properly recognized. While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowance for loan losses or further writedowns of foreclosed real estate may be necessary based on changes in economic conditions in the Company's market area. Additionally, assessments of prepayment risks related to mortgage-backed securities are based upon current market conditions, which are subject to frequent change.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses and foreclosed real estate. Such agencies may require the Company to recognize additions to the allowance for loan losses or additional writedowns on foreclosed real estate based on their judgments about information available to them at the time of their examination.

Concentration of Risk

The Company's lending activity is concentrated in loans secured by real estate located in the State of New Jersey.

The Company's loan portfolio is predominantly made up of 1-to-4 family residential mortgage and home equity loans, the majority of which are secured by properties located in Burlington County. These loans are secured by lien positions on the respective real estate properties and are subject to the Company's loan underwriting policies. In general, the Company's loan portfolio performance is dependent upon the local economic conditions.

Interest-Rate Risk

The Company is principally engaged in the business of attracting deposits from the general public and using these deposits to make loans secured by real estate and, to a lesser extent, consumer and commercial loans and to purchase mortgage-backed and investment securities. The potential for interest-rate risk exists as a result of the shorter duration of the Company's interest-sensitive liabilities compared to the generally longer duration of interest-sensitive assets.

In a rising interest rate environment, liabilities will generally reprice faster than assets, and there may be a reduction in the market value of long-term assets and net interest income. For this reason, management regularly monitors the maturity and interest-rate structure of the Company's assets and liabilities in order to control its level of interest-rate risk and to plan for future volatility.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Cash and Cash Equivalents

Cash and cash equivalents include cash, amounts due from depository institutions, and interest-bearing accounts with original maturities of three months or less.

Investments and Mortgage-backed Securities

Debt securities over which there exists positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized holding gains and losses included in earnings. Debt and equity securities not classified as trading securities, nor as held-to-maturity securities, are classified as available-for-sale securities and reported at fair value, with unrealized holding gains or losses, net of deferred income taxes, reported in a separate component of stockholders' equity.

Premiums and discounts on all securities are amortized/accreted using the interest method. Interest and dividend income on securities, which includes amortization of premiums and accretion of discounts, is recognized in the financial statements when earned. The adjusted cost basis of an identified security sold or called is used for determining security gains and losses recognized in the statements of income.

Loans and Allowance for Loan Losses

Loans receivable are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan origination fees and discounts.

Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment to interest income using the interest method over the contractual life of the loans, adjusted for prepayments.

An allowance for loan losses is maintained at a level considered necessary to provide for loan losses based upon the evaluation of known and inherent losses in the loan portfolio. Management of the Company, in determining the allowance for loan losses, considers the credit risks inherent in its loan portfolio and changes in the nature and volume of its loan activities, along with the general economic and real estate market conditions. The Company utilizes a two tier approach: (1) identification of problem loans and establishment of specific loss allowances on such loans; and (2) establishment of general valuation allowances on the remainder of its loan portfolio. The Company maintains a loan review system which allows for a periodic review of its loan portfolio and the early identification of impaired problem loans. Such system takes into consideration, among other things, delinquency status, size of loans, type of collateral and financial condition of the borrowers. A loan is deemed to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. All loans identified as impaired are evaluated independently. The Company does not aggregate such loans for evaluation purposes. Loan impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. General valuation allowances are based upon a combination of factors including, but not limited to, actual loan loss experience, composition of the loan portfolio, current economic conditions and management's judgment.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Loans and Allowance for Loan Losses (Cont'd)

Regardless of the extent of the analysis of customer performance, portfolio evaluations, trends or risk management processes established, certain inherent, but undetected losses are probable within the loan portfolio. This is due to several factors including inherent delays in obtaining information regarding a customer's financial condition or changes in condition, the judgmental nature of individual loan evaluations, collateral assessments and the interpretation of economic trends, and the sensitivity of assumptions utilized to establish allocated allowances for homogeneous groups of loans, among other factors. An unallocated allowance is maintained to recognize the existence of these exposures. These other credit risk factors are regularly reviewed and revised by management where conditions indicate that the estimates initially applied are different from actual results.

The Company accounts for its transfers and servicing of financial assets in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 860, Transfers and Servicing. Transfers of financial assets for which the Company has surrendered control of the financial assets are accounted for as sales to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. Retained interests in a sale or securitization of financial assets are measured at the date of transfer by allocating the previous carrying amount between the assets transferred and based on their relative estimated fair values. The fair values of retained servicing rights and any other retained interests are determined based on the present value of expected future cash flows associated with those interests and by reference to market prices for similar assets. There were no transfers of financial assets to related or affiliated parties. As of September 30, 2010 and 2009, the Company has not recorded mortgage servicing assets due to the immateriality of the amount that would have been capitalized based upon the limited amount of assets serviced by the Company.

Uncollected interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is reestablished, in which case the loan is returned to accrual status. At a minimum, an allowance is generally established for all interest payments that are more than 90 days delinquent.

Premises and Equipment

Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation and amortization. Significant renovations and additions are capitalized. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs is charged to expense as incurred. The Company computes depreciation on a straight-line basis over the estimated useful lives of the assets.

Real Estate Owned

Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at the lower of cost or fair value less estimated costs to sell at the date of foreclosure. Costs relating to development and improvement of property are capitalized, whereas costs relating to the holding of property are expensed. Subsequent valuations are periodically performed by management, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its fair value less estimated selling cost. Gains and losses from sale of these properties are recognized as they occur. Income from operating properties is recorded in operations as earned.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Income Taxes

Federal and state income taxes have been provided on the basis of reported income. Deferred income taxes are provided for certain items in income and expense which enter into the determination of income for financial reporting purposes in different periods than for income tax purposes.

Effective October 1, 2007, the Company adopted the provisions of ASC Topic 740, "Income Taxes," concerning accounting for uncertainty in income taxes. The provisions provide clarification on accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with ASC Topic 740. The provisions prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provide guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company recognized no adjustment for unrecognized income tax benefits for the years ended September 30, 2010 or 2009. The Company's policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the consolidated statement of income. The Company did not recognize any interest and penalties for the years ended September 30, 2010 or 2009. The tax years subject to examination by the taxing authorities are the years ended September 30, 2010, 2009, 2008 and 2007.

Accounting for Stock-Based Compensation

The Company accounts for stock-based compensation under ASC Topic 718, which requires compensation costs related to share-based payments transactions to be recognized in the financial statements over the period the employee provides service in exchange for the reward.

Earnings Per Share

Basic earnings per share is computed by dividing net income for the year by the weighted average number of shares of common stock outstanding, adjusted for unearned shares of the Employee Stock Ownership Plan ("ESOP"). Diluted earnings per share is computed by adjusting the weighted average number of shares of common stock outstanding to include the effect of outstanding stock options and compensation grants, if dilutive, using the treasury stock method.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Earnings Per Share (Cont'd)

The following is a summary of the Company's earnings per share calculations:

	Year Ended September 30,	
	2010	2009
Net loss	$ (225,000)	$(1,385,380)
Weighted average common shares outstanding for computation of basic EPS (1)	1,645,350	1,656,166
Common-equivalent shares due to the dilutive effect of stock options and RSP awards	-	-
Weighted-average common shares for computation of diluted EPS	1,645,350	1,656,166
Loss per common share:		
Basic	$ (0.14)	$ (0.84)
Diluted	$ (0.14)	$ (0.84)

(1) Excludes unallocated ESOP shares

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation.

Subsequent Events

The Company has considered whether any events or transactions occurring after September 30, 2010 would require recognition or disclosure in the financial statements as of or for the year ended September 30, 2010. No such subsequent events were identified.

2. SECURITIES AVAILABLE FOR SALE

	September 30, 2010			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Investment Securities				
U.S. Government and Agency Securities:				
Due after one year through five years	$ 4,000,000	$ 33,440	$ -	$ 4,033,440
Due after five years through ten years	10,748,648	55,347	2,810	10,801,185
Marketable Equity Securities	2,888	-	2,780	108
Mortgage-backed Securities:				
GNMA	3,154,034	94,307	-	3,248,341
FHLMC	11,347,975	724,496	-	12,072,471
FNMA	9,985,915	451,425	-	10,437,340
	$ 39,239,460	$1,359,015	$ 5,590	$ 40,592,885

	September 30, 2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Investment Securities				
U.S. Government and Agency Securities:				
Due within one year	$ 1,000,000	$ 2,190	$ -	$ 1,002,190
Due after one year through five years	3,000,000	26,693	-	3,026,693
Due after five years through ten years	1,500,000	735	1,875	1,498,860
Marketable Equity Securities	2,888	-	2,280	608
Mortgage-backed Securities:				
GNMA	3,229,146	75,784	-	3,304,930
FHLMC	18,256,114	847,987	-	19,104,101
FNMA	13,100,843	384,410	4,856	13,480,397
	$ 40,088,991	$1,337,799	$ 9,011	$ 41,417,779

Securities available for sale with a carrying value of approximately $2,561,000 and $3,039,000, as of September 30, 2010 and 2009, respectively, are pledged as security for deposits of governmental entities under the provisions of the Governmental Unit Deposit Protection Act (GUDPA). Securities with a carrying value of approximately $17,379,000 and $23,474,000 are pledged as collateral for Federal Home Loan Bank advances as of September 30, 2010 and 2009, respectively. In addition, securities with a carrying value of approximately $1,006,000 and $756,000 are pledged as collateral to the Federal Reserve Bank as of September 30, 2010 and 2009, respectively.

There were no sales of investment securities during the year ended September 30, 2010. During the year ended September 30, 2009, proceeds from the sale of securities available for sale totaled approximately $3,140,000, with a realized gain of approximately $140,000.

Provided below is a summary of securities available for sale which were in an unrealized loss position at September 30, 2010 and 2009. Approximately $2,800 or 50% and $2,300 or 25% of the unrealized loss, as of September 30, 2010 and 2009, respectively, was comprised of securities in a continuous loss position for twelve months or more. The Company has the ability and intent to hold these securities until such time as the value recovers or the securities mature.

2. SECURITIES AVAILABLE FOR SALE (Cont'd)

	September 30, 2010			
	Under One Year		One Year or More	
	Estimated Fair Value	Gross Unrealized Loss	Estimated Fair Value	Gross Unrealized Loss
U.S. Government and Agency Securities	$ 1,997,190	$ 2,810	$ -	$ -
Marketable Equity Securities	-	-	108	2,780
Total available for sale	$ 1,997,190	$ 2,810	$ 108	$ 2,780

	September 30, 2009			
	Under One Year		One Year or More	
	Estimated Fair Value	Gross Unrealized Loss	Estimated Fair Value	Gross Unrealized Loss
U.S. Government and Agency Securities	$ 748,125	$ 1,875	$ -	$ -
Marketable Equity Securities	-	-	608	2,280
Mortgage-backed Securities:				
FNMA	954,049	4,856	-	-
Total available for sale	$ 1,702,174	$ 6,731	$ 608	$ 2,280

3. SECURITIES HELD TO MATURITY

	September 30, 2010			
	Amortized	Gross Unrealized		Estimated
	Cost	Gains	Losses	Fair Value
Mortgage-backed Securities:				
GNMA	$ 22,120	$ 700	$ -	$ 22,820
FHLMC	54,018	2,268	21	56,265
FNMA	51,168	2,223	-	53,391
	$ 127,306	$ 5,191	$ 21	$ 132,476

3. SECURITIES HELD TO MATURITY (Cont'd)

	September 30, 2009			
	Amortized	Gross Unrealized		Estimated
	Cost	Gains	Losses	Fair Value
Mortgage-backed Securities:				
GNMA	$ 23,490	$ 590	$ -	$ 24,080
FHLMC	58,159	1,047	-	59,206
FNMA	66,362	186	-	66,548
	$ 148,011	$ 1,823	$ -	$ 149,834

Securities held to maturity with a carrying value of approximately $17,000 and $18,000 are pledged as collateral for Federal Home Loan Bank advances as of September 30, 2010 and 2009, respectively.

4. LOANS RECEIVABLE, NET

	September 30,	
	2010	2009
Mortgage loans:		
One-to-four family residential	$ 61,113,082	$ 62,137,507
Multi-family residential	2,993,818	3,801,451
Commercial real estate	18,935,564	21,424,193
Construction and land	2,814,368	5,785,211
	85,856,832	93,148,362
Consumer and other loans:		
Home equity	28,250,278	27,530,197
Other consumer	356,837	350,010
Commercial	742,973	1,289,739
	29,350,088	29,169,946
Total loans	115,206,920	122,318,308
Less:		
Loans in process	57,503	987,018
Net deferred loan origination fees (costs)	(25,534)	(16,353)
Allowance for loan losses	3,207,851	2,919,597
	3,239,820	3,890,262
	$ 111,967,100	$ 118,428,046

4. LOANS RECEIVABLE, NET (Cont'd)

Information about impaired and non-accrual loans as of and for the years ended September 30, 2010 and 2009, is as follows:

	September 30,	
	2010	2009
	(In thousands)	
Impaired loans with a related allowance	$ 4,311	$ 4,943
Impaired loans without a related allowance	768	255
Total impaired loans	5,079	5,198
Related allowance for loan losses for impaired loans	1,911	1,435
Non-accrual loans	4,650	6,864
Average monthly balance of impaired loans	4,793	2,803
Interest income recognized on impaired loans during the period of impairment	26	1

Additional interest income that would have been recognized on non-accrual loans, had the loans been current and performing in accordance with the original terms of their contracts, totaled approximately $337,000 and $344,000 for the years ended September 30, 2010 and 2009, respectively.

Activity in the allowance for loan losses is summarized as follows:

	Year Ended September 30,	
	2010	2009
Balance - beginning	$ 2,919,597	$ 955,687
Provision for loan losses	1,100,000	3,245,000
Charge-offs	(812,229)	(1,281,090)
Recoveries	483	-
Balance - ending	$ 3,207,851	$ 2,919,597

The activity with respect to loans to directors, officers and associates of such persons is as follows:

	Year Ended September 30,	
	2010	2009
Balance - beginning	$ 755,288	$ 754,962
Loan disbursements	45,014	77,400
Collection of principal	(103,817)	(77,074)
Balance - ending	$ 696,485	$ 755,288

5. REAL ESTATE OWNED

	September 30, 2010	September 30, 2009
Real estate acquired in settlement of loans	$ 1,135,410	$ 1,390,500
Allowance for losses	(386,100)	(187,500)
	$ 749,310	$ 1,203,000

Activity in the allowance for losses is summarized as follows:

	Year Ended September 30, 2010	Year Ended September 30, 2009
Balance - beginning	$ 187,500	$ -
Provision for losses	482,385	187,500
Charge-offs	(283,785)	-
Balance - ending	$ 386,100	$ 187,500

Real estate and repossessed assets expense is summarized as follows:

	Year Ended September 30, 2010	Year Ended September 30, 2009
Provision for losses	$ 482,385	$ 187,500
Loss on sale, net	15,847	-
Carrying costs	98,099	10,214
	$ 596,331	$ 197,714

6. ACCRUED INTEREST RECEIVABLE

	September 30, 2010	September 30, 2009
Loans receivable	$ 363,320	$ 381,576
Mortgage-backed securities	88,878	143,094
Investment securities	51,633	84,543
	$ 503,831	$ 609,213

7. PREMISES AND EQUIPMENT

	September 30, 2010	September 30, 2009
Land	$ 1,423,262	$ 1,423,262
Buildings and improvements	2,819,385	2,748,009
Furniture, fixtures and equipment	1,150,138	1,132,667
	5,392,785	5,303,938
Less accumulated depreciation	2,168,861	2,010,604
	$ 3,223,924	$ 3,293,334

Useful lives generally used in the calculation of depreciation are as follows:

Buildings	25 to 50 years
Paving and other building related additions	5 to 10 years
Furniture and equipment	3 to 10 years

8. LOAN SERVICING

Loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans are summarized as follows:

	September 30, 2010	September 30, 2009
Loan portfolios serviced for:		
FNMA	$ 9,628,298	$ 9,596,632
Other	2,226,950	2,167,601
	$11,855,248	$11,764,233

Custodial escrow balances maintained in connection with loan servicing totaled approximately $97,000 and $108,000, at September 30, 2010 and 2009, respectively.

9. DEPOSITS

	September 30, 2010		September 30, 2009	
	Weighted Average Rate	Amount	Weighted Average Rate	Amount
Non-interest-bearing deposits	0.00%	$ 18,572,819	0.00%	$ 17,984,214
Interest-bearing checking accounts	0.19%	7,034,127	0.21%	7,110,307
Money market accounts	0.83%	26,413,581	1.22%	25,334,455
Savings accounts	0.23%	18,246,608	0.37%	17,164,785
Certificates of deposits	2.17%	68,501,780	2.94%	73,624,324
Total deposits	1.27%	$ 138,768,915	1.81%	$ 141,218,085

Deposit accounts with balances of $100,000 or more totaled approximately $44,396,000 and $43,359,000 at September 30, 2010 and 2009, respectively.

9. DEPOSITS (Cont'd)

Scheduled maturities of certificates of deposit are as follows:

	September 30, 2010	September 30, 2009
	(In thousands)	
1 year or less	$ 42,746	$ 53,390
Over 1 year to 3 years	13,440	8,684
Over 3 years	12,316	11,550
	$ 68,502	$ 73,624

Interest expense on deposits is summarized as follows:

	Year Ended September 30, 2010	Year Ended September 30, 2009
Interest-bearing checking accounts	$ 13,831	$ 17,130
Money market accounts	245,043	280,354
Savings accounts	53,356	80,052
Certificates of deposit	1,625,484	2,357,885
Total	$ 1,937,714	$ 2,735,421

10. BORROWED FUNDS

The Company has available overnight borrowings with the Federal Home Loan Bank of New York ("FHLB") totaling 30% of assets at September 30, 2010 and $29.8 million at September 30, 2009, subject to the terms and conditions of the lender's overnight advance program. As of September 30, 2010, the Company had $3.0 million in overnight advances at a rate of .41%. There were no overnight borrowings as of September 30, 2009.

At September 30, 2010 and 2009, fixed rate advances have contractual maturities as follows:

	September 30, 2010		September 30, 2009	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Due by September 30,				
2010	$ -	-	$ 6,000,000	3.88%
2011	1,000,000	2.83%	1,000,000	2.83%
2012	1,000,000	2.93%	1,000,000	2.93%
2013	3,000,000	3.23%	3,000,000	3.23%
2014	2,000,000	3.57%	2,000,000	3.57%
	$ 7,000,000	3.23%	$ 13,000,000	3.53%

At September 30, 2010 and 2009, the FHLB borrowings were secured by pledges of the Company's investment in the capital stock of the FHLB totaling $745,500 and $859,300 and mortgage-backed and other securities with a carrying value of approximately $17.4 million and $23.5 million, respectively.

11. INCOME TAXES

The Bank qualifies as a savings institution under the provisions of the Internal Revenue Code and was therefore, prior to September 30, 1996, permitted to deduct from taxable income an allowance for bad debts based upon eight percent of taxable income before such deduction, less certain adjustments. Retained earnings, at September 30, 2010 and 2009, include approximately $306,000 of such bad debt, which, in accordance with ASC Topic 740, Income Taxes, is considered a permanent difference between the book and income tax basis of loans receivable, and for which income taxes have not been provided. If such amount is used for purposes other than for bad debt losses, including distributions in liquidation, it will be subject to income tax at the then current rate.

The components of income taxes are summarized as follows:

	Year Ended September 30,	
	2010	2009
Current tax expense:		
Federal	$ 164,964	$ 36,263
State	58,297	20,473
	223,261	56,736
Deferred tax benefit:		
Federal	(322,584)	(782,094)
State	(101,615)	(233,443)
	(424,199)	(1,015,537)
	$ (200,938)	$ (958,801)

The provision for income taxes differs from that computed at the federal statutory rate of 34% as follows:

	Year Ended September 30,	
	2010	2009
Tax benefit at federal statutory rates	$ (144,819)	$ (797,022)
Increase in tax benefit resulting from:		
State taxes, net of federal tax effect	(28,590)	(140,560)
Other items	(27,529)	(21,219)
	$ (200,938)	$ (958,801)

11. INCOME TAXES (Cont'd)

The following temporary differences gave rise to deferred tax assets and liabilities:

	September 30,	
	2010	2009
Deferred tax assets:		
Allowance for loan and REO losses	$ 1,380,343	$ 1,151,110
Pension liabilities	327,694	296,413
Deferred compensation	179,576	128,178
Uncollected interest	152,580	78,802
Depreciation	121,129	85,312
Other, net	20,816	22,205
Total deferred tax assets	2,182,138	1,762,020
Deferred tax liabilities:		
Net unrealized gain on securities available for sale	540,558	530,718
Deferred loan origination costs	82,352	82,576
Prepaid expenses	33,250	30,777
Total deferred tax liabilities	656,160	644,071
Net deferred tax asset included in other assets	$ 1,525,978	$ 1,117,949

12. COMMITMENTS AND CONTINGENCIES

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit. Those instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the statements of financial condition. The contract or notional amounts of those instruments reflect the extent of the Company's involvement in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

With the exception of letters of credit, the Company does not require collateral or other security to support financial instruments with credit risk, unless noted otherwise.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company has approved lines of credit unused but accessible to borrowers totaling $12.5 million and $12.2 million, at September 30, 2010 and 2009, respectively.

At September 30, 2010 and 2009, the Company had $5.2 million and $2.6 million in outstanding commitments to fund loans and $0 and $17,000 in outstanding commercial letters of credit, respectively. There were $1.3 million and $0 in outstanding commitments to sell loans at September 30, 2010 and 2009, respectively. There were no outstanding commitments to purchase investment securities at September 30, 2010 or 2009.

13. REGULATORY CAPITAL

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary, actions by regulators, that if undertaken could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items, as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of tangible and core capital (as defined in the regulations) to total assets and of total risk-based capital (as defined) to risk-weighted assets (as defined). Management believes, as of September 30, 2010, that the Bank meets all capital adequacy requirements to which it is subject.

The following table presents a reconciliation of capital per GAAP and regulatory capital at the dates indicated (in thousands):

	September 30, 2010	September 30, 2009
GAAP capital	$ 14,324	$ 14,484
Add (subtract): Unrealized gain on securities available for sale	(813)	(798)
Adjustment to record funded status of pension	125	135
Core and tangible capital	13,636	13,821
Add: Allowable allowance for loan losses	1,250	1,340
Total risk-based capital	$ 14,886	$ 15,161

The Bank's actual capital amounts and ratios are presented in the following table:

	Actual		For Capital Adequacy Purposes		To be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
As of September 30, 2010						
Tangible capital	$ 13,636	8.24%	$ 2,481	1.50%	N/A	-
Tier 1 (core) capital	13,636	8.24%	6,616	4.00%	8,270	5.00%
Risk-based capital:						
Tier 1	13,636	13.65%	3,997	4.00%	5,995	6.00%
Total	14,886	14.90%	7,994	8.00%	9,992	10.00%
As of September 30, 2009						
Tangible capital	$ 13,821	8.08%	$ 2,565	1.50%	N/A	-
Tier 1 (core) capital	13,821	8.08%	6,841	4.00%	8,551	5.00%
Risk-based capital:						
Tier 1	13,821	12.89%	4,290	4.00%	6,434	6.00%
Total	15,161	14.14%	8,579	8.00%	10,724	10.00%

As of September 30, 2010, the Bank met all regulatory requirements for classification as a well-capitalized institution.

14. BENEFIT PLANS

Deferred Compensation Plan

The Company maintains a deferred compensation plan for both the directors and employees.

The directors' arrangement is an individual contract between the Company and each participating director and can be terminated at any time. Directors may participate at their own discretion. The Company may secure the deferred compensation agreement by purchasing an investment grade life insurance contract on each participating director. The Company is the owner and beneficiary of each contract. The use of the investment grade insurance contracts as the funding source of the program allows the Company to take advantage of preferential tax treatment provided to insurance contracts qualified under IRS Sections 101 and 7702. Alternatively, amounts deferred may be invested in common stock of the Company or credited with an earnings rate of one percent over prime.

The employees' arrangement meets the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code. Employees generally become eligible when they have attained age 21 and have one year of service. Each participant may elect to have his compensation reduced by up to the maximum amount allowed by law. The reduction is contributed to the plan. During 2009, the Company contributed 100% of the first 3% of participants' contributions and 50% of the next 2%, for a maximum match of 4%. No Company contribution was made in 2010. Contributions to the plan by the Company totaled approximately $46,300 for the year ended September 30, 2009. All participants become 100% vested upon entering the plan.

Directors Consultation and Retirement Plan

The Company maintains a Directors Consultation and Retirement Plan ("DRP") to provide retirement benefits to directors of the Company who are not officers or employees ("Outside Directors"). Any director who has served as an Outside Director shall be a participant in the DRP, and payments under the DRP commence once the Outside Director retires as a director of the Company. The DRP provides a retirement benefit based on the number of years of service to the Company. Outside Directors who have completed not less than 12 years of service shall receive a benefit equal to (50%) + 2.889% times the number of years of service in excess of 12, multiplied by the average monthly board fee in effect at the time of retirement. The maximum benefit shall be 85% of such monthly board fee. Benefits shall be paid for a maximum of 120 months to the retired directors, a surviving spouse, or the director's estate. The DRP was amended in 2008 to increase the payment period to 120 months from 84 months. The DRP is an unfunded nonqualified pension plan, which is not anticipated to ever hold assets for investment. Any contributions made to the DRP will be used to immediately pay DRP benefits as they come due. The Company anticipates contributing approximately $20,000 to the DRP in fiscal 2011.

The Company follows the guidance of ASC Topic 715, Compensation - Retirement Benefits. Topic 715 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status through comprehensive income in the year in which the changes occur. The Company adopted this provision as of September 30, 2007. Topic 715 also requires employers to measure plan assets and obligations as of fiscal year-end rather than an earlier date, effective for the year ended September 30, 2009. As a result, the Company changed the measurement date to September 30 from July 1, which resulted in an after-tax reduction of retained earnings and an increase in other comprehensive income of approximately $18,000 and $7,000, respectively, for the year ended September 30, 2009.

14. BENEFIT PLANS (Cont'd)

Directors Consultation and Retirement Plan (Cont'd)

The following table summarizes changes in the DRP's projected benefit obligation, assets and funded status:

	At or for the Year Ending September 30,	
	2010	2009
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 742,145	$ 730,739
Service cost	23,352	25,268
Interest cost	42,672	51,152
Adjustment for change in measurement date	-	19,105
Actuarial (gain) loss	12,297	(84,119)
Benefit obligation at end of year	820,466	742,145
Change in plan assets:		
Market value of assets - beginning	-	-
Employer contributions	-	-
Annuity payments	-	-
Market value of assets - ending	-	-
Funded status and accrued plan cost included in other liabilities at end of year	$ (820,466)	$ (742,145)

Amounts recognized in accumulated other comprehensive loss in the statements of financial condition:

	September 30,	
	2010	2009
Net loss	$ 131,688	$ 126,313
Prior service cost	77,236	98,458
	$ 208,924	$ 224,771

Pension benefits expected to be paid for the fiscal years ending September 30 are $19,764 in 2011, $26,500 in 2012, $41,227 in 2013, $59,208 in 2014, $64,205 in 2015 and a total of $426,753 in 2016-2020. These amounts are based on the same assumptions used to measure the benefit obligation at September 30, 2010 and include estimated future service.

14. BENEFIT PLANS (Cont'd)

Directors Consultation and Retirement Plan (Cont'd)

	September 30,	
	2010	2009
Components of net periodic benefit cost:		
Service cost	$ 23,352	$ 25,268
Interest cost	42,672	51,152
Amortization of unrecognized loss	6,920	19,964
Amortization of unrecognized past service liability	21,224	24,776
Net periodic benefit cost included in compensation and benefits expense	94,168	121,160
Changes in benefit obligation recognized in other comprehensive (income) loss:		
Net (gain) loss	12,297	(84,119)
Adjustment for change in measurement date	-	(11,185)
Amortization of loss	(6,920)	(19,964)
Amortization of prior service cost	(21,224)	(24,776)
Benefit obligation recognized in other comprehensive income	(15,847)	(140,044)
Total recognized in net periodic benefit cost and other comprehensive (income) loss	$ 78,321	$ (18,884)

For the year ended September 30, 2011, $7,196 of net loss and $13,968 of past service liability currently included in other comprehensive loss is expected to be recognized as a component of net periodic pension cost.

A discount rate of 5.75% and 7.00% was assumed in the plan valuation for the years ended September 30, 2010 and 2009, respectively, while a discount rate of 5.125% and 5.75% was used to determine the benefit obligation at September 30, 2010 and 2009, respectively. The rate of increase in future compensation levels was 4.5% for 2010 and 2009.

Stock Option Plan

The Company has stock option plans ("Plans") which authorize the issuance of up to 168,746 shares upon the exercise of stock options that may be awarded to officers, directors, key employees, and other persons providing services to the Company. Shares issued on the exercise of options may be authorized but unissued shares, treasury shares or shares acquired on the open market. The options granted under the Plans constitute either Incentive Stock Options or Non-Incentive Stock Options. The options are granted at an exercise price equal to the fair market value of the Company's common stock on the date of grant and expire not more than 10 years after the date of grant. At September 30, 2010, there were 16,434 shares remaining for future option awards.

14. BENEFIT PLANS (Cont'd)

Stock Option Plan (Cont'd)

The following table summarizes activity under the Plans for the years ended September 30, 2010 and 2009:

	Year Ended September 30,			
	2010		2009	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	106,242	$ 11.323	112,456	$ 10.896
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	(3,000)	12.725	(6,214)	3.595
Outstanding at end of period	103,242	$ 11.283	106,242	$ 11.323
Options exercisable at period end	103,242		106,242	

The following table summarizes all stock options outstanding as of September 30, 2010, all of which are exercisable:

Number of Shares	Exercise Price	Weighted Average Remaining Contractual Life
54,642	$ 10.000	5.3 years
48,600	12.725	5.9 years
103,242	$ 11.283	5.6 years

No stock option expense was recorded in fiscal 2010 or 2009 because all options were fully vested.

Restricted Stock Plan

The Company has restricted stock plans ("Plans") which provide for the award of shares of restricted stock to directors, officers and employees. The Plans provide for the purchase of 67,496 shares of common stock in the open market to fund such awards. All of the Common Stock to be purchased by the Plans is purchased at the fair market value on the date of purchase. Awards under the Plans are made in recognition of expected future services to the Company by its directors, officers, and key employees responsible for implementation of the policies adopted by the Company's Board of Directors and as a means of providing a further retention incentive. Compensation expense on Plan shares is recognized over the vesting periods based on the market value of the stock on the date of grant. Recipients of awards receive compensation payments equal to dividends paid prior to the date of vesting within 30 days of each dividend payment date. As of September 30, 2010, there were 21,404 shares remaining for future awards. Compensation expense for the Plans was approximately $18,000 and $30,000 for the years ended September 30, 2010 and 2009, respectively, resulting in a tax benefit of $7,000 and $12,000, respectively.

14. BENEFIT PLANS (Cont'd)

Restricted Stock Plan (Cont'd)

The following table summarizes changes in unvested shares:

	Year Ended September 30,			
	2010		2009	
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Unvested share awards at beginning of period	8,431	$ 7.968	5,289	$ 11.082
Granted	-	-	6,257	5.750
Vested	(2,518)	8.786	(3,115)	8.800
Forfeited	(1,001)	7.398	-	-
Unvested share awards at end of period	4,912	$ 7.665	8,431	$ 7.968

No shares were awarded during the year ended, September 30, 2010. For the year ended September 30, 2009, 6,257 shares were awarded with a grant date fair value of $5.75 per share. The awards vest 20% on the date of grant and 20% each of the next four years. As of September 30, 2010, there is $24,000 of unrecognized Plan compensation expense, which will be recognized over a weighted average period of 1.5 years.

Employee Stock Ownership Plan

Effective upon the consummation of the Bank's initial stock offering, an Employee Stock Ownership Plan ("ESOP") was established for all eligible employees who have completed a twelve-month period of employment with the Bank and at least 1,000 hours of service, and have attained the age of 21. The ESOP used $156,800 in proceeds from a term loan to purchase 62,149 shares of Bank common stock during the stock offering. In fiscal 2004, the ESOP purchased 72,861 shares of common stock in the second-step conversion with the proceeds of a $776,000 loan from the Company, which has a 10-year term and an interest rate of 4.75%. $47,000 of the proceeds were used to payoff the prior outstanding debt.

Shares purchased with the loan proceeds were initially pledged as collateral for the loans and are held in a suspense account for future allocation among participants. Contributions to the ESOP and shares released from the suspense account are in an amount proportional to the loan repayment. Shares are allocated among the participants on the basis of compensation, as described by the Plan, in the year of allocation.

The ESOP is accounted for in accordance with ASC Topic 718. The ESOP shares pledged as collateral are reported as unallocated ESOP shares in the statements of financial condition. As shares are committed to be released from collateral, the Bank reports compensation expense equal to the current market price of the shares, and the shares become outstanding for basic net income per common share computations. ESOP compensation expense was approximately $39,000 and $51,000 for the years ended September 30, 2010 and 2009, respectively.

14. BENEFIT PLANS (Cont'd)

Employee Stock Ownership Plan (Cont'd)

The ESOP shares are as follows:

	Year Ended September 30,	
	2010	2009
Allocated shares	84,295	75,145
Unreleased shares	36,602	45,752
Total ESOP shares	120,897	120,897
Fair value of unreleased shares	$ 151,898	$ 183,010

Employment Agreements

The Bank has entered into employment agreements (the "Agreements") with its Chief Executive Officer and Chief Financial Officer, each for a one-year term subject to an annual extension for an additional year on each anniversary date. Under the Agreements, their employment may be terminated by the Bank with or without "just cause" as defined in the Agreement. If the Bank terminates their employment without just cause, they will be entitled to a continuation of salary from the date of termination through the remaining term of the Agreement, but in no event for a period of less than six months thereafter. The Agreements also provide for payments in the event of termination of employment in connection with a change in control.

Directors Change in Control Severance Plan

On May 8, 2008 the Company adopted a Directors Change in Control Severance Plan (the "Plan") for non-employee members of the Board of Directors. The Plan provides for a severance benefit payment to directors upon their termination of service as a director following a change in control or within two years thereafter.

15. FAIR VALUE MEASUREMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS

A. Fair Value Measurements

On October 1, 2008, the Company adopted the FASB's guidance on fair value measurements, codified into ASC Topic 820, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The guidance applies to other accounting pronouncements that require or permit fair value measurements. ASC Topic 820 clarifies that fair value is the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, rather than an entry price that would be paid to acquire an asset or liability. It also establishes a fair value hierarchy that distinguishes between assumptions developed based on market data obtained from independent sources (observable inputs), and assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy levels are summarized as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or observable market data.

Level 3: Unobservable inputs where there is little, if any, market activity and that are developed based on the best information available under the circumstances.

15. FAIR VALUE MEASUREMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont'd)

A. Fair Value Measurements (Cont'd)

Determination of the appropriate level within the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement. Assets and liabilities as of September 30, 2010 and 2009 measured at fair value, segregated by fair value hierarchy level, are summarized below:

	Fair Value Measurements at September 30, 2010			
(Dollars in thousands)	Level 1	Level 2	Level 3	Total
Securities available for sale	$ -	$ 40,593	$ -	$ 40,593
Impaired loans	-	-	2,400	2,400
Real estate owned	-	-	749	749

	Fair Value Measurements at September 30, 2009			
(Dollars in thousands)	Level 1	Level 2	Level 3	Total
Securities available for sale	$ -	$ 41,418	$ -	$ 41,418
Impaired loans	-	-	3,508	3,508
Real estate owned	-	-	1,203	1,203

A loan is deemed to be impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loan impairment is measured based on discounted cash flows or collateral value. If a valuation adjustment is required, a specific allowance is established, with a transfer from the general valuation allowance. Impaired loans are reviewed and evaluated on at least a quarterly basis for additional impairment and adjusted accordingly.

Real estate owned represents properties that have been acquired in foreclosure or by deed-in-lieu of foreclosure. The assets are written down to fair value less estimated costs to sell at the time of foreclosure. Fair value is based on the appraised value, which may be adjusted based on management's review and market conditions. Subsequent valuations are periodically performed and if the value has declined, an allowance is established with a charge to operations.

B. Fair Value Disclosures

The following methods and assumptions were used by the Company in estimating fair values of financial instruments at September 30, 2010 and 2009:

Cash and Cash Equivalents and Certificates of Deposit

The carrying amounts of cash and short-term instruments approximate their fair value.

Investment and Mortgage-Backed Securities

Fair values for securities, excluding restricted equity securities, are based on quoted market prices. The carrying values of restricted equity securities approximate fair values.

Loans Receivable

For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

15. FAIR VALUE MEASUREMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont'd)

B. Fair Value Disclosures (Cont'd)

Deposit Liabilities

The fair value of demand deposits, savings deposits and money market accounts are the amounts payable on demand. The fair values of certificates of deposit are based on the discounted value of contractual cash flows. The discount rate was estimated using the rate currently offered for deposits of similar remaining maturities.

Short-Term Borrowings

The carrying amounts of federal funds purchased, and other short-term borrowings maturing within 90 days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Long-Term Debt

The fair value of long-term debt is estimated using discounted cash flow analysis based on the current incremental borrowing rates for similar types of borrowing arrangements.

Accrued Interest Receivable

The carrying amounts of accrued interest approximate their fair values.

Federal Home Loan Bank of New York Stock

Federal Home Loan Bank of New York stock is valued at cost.

Off-Balance-Sheet Instruments

In the ordinary course of business the Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the financial statements when they are funded. Their fair value would approximate fees currently charged to enter into similar agreements.

The carrying values and estimated fair values of financial instruments are as follows (in thousands):

	September 30, 2010		September 30, 2009	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets				
Cash and cash equivalents	$ 6,019	$ 6,019	$ 4,074	$ 4,074
Securities available for sale	40,593	40,593	41,418	41,418
Securities held to maturity	127	132	148	150
Loans receivable	111,967	118,333	118,428	122,742
Accrued interest receivable	504	504	609	609
FHLB stock	746	746	859	859
Financial Liabilities				
Deposits	138,769	141,321	141,218	143,212
Borrowed funds	10,000	10,412	13,000	13,370

15. FAIR VALUE MEASUREMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont'd)

B. Fair Value Disclosures (Cont'd)

The fair value estimates are made at a discrete point in time based on relevant market information and information about the financial instruments. Fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Further, the foregoing estimates may not reflect the actual amount that could be realized if all or substantially all of the financial instruments were offered for sale.

In addition, the fair value estimates were based on existing on-and-off balance sheet financial instruments without attempting to value the anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial assets and liabilities include real estate owned, premises and equipment, and advances from borrowers for taxes and insurance. In addition, the tax ramifications related to the realization of the unrealized gains and losses have a significant effect on fair value estimates and have not been considered in any of the estimates.

Finally, reasonable comparability between financial institutions may not be likely due to the wide range of permitted valuation techniques and numerous estimates which must be made given the absence of active secondary markets for many of the financial instruments. The lack of uniform valuation methodologies introduces a greater degree of subjectivity to these estimated fair values.

16. SUPERVISORY AGREEMENT

On June 17, 2009, the Bank entered into a supervisory agreement with the Office of Thrift Supervision ("OTS"), the Bank's primary federal regulator, which restricts the Bank's ability to engage in certain lending activities and requires the Bank to take various corrective actions. As a result of the supervisory agreement, the Bank became subject to certain regulations, which limit future asset growth and increase the Bank's supervisory expenses.

The supervisory agreement prohibits the Bank from making non-residential real estate loans, commercial loans, construction loans and loans secured by non-owner-occupied residential property ("investor loans") or purchasing any loan participation without the prior written non-objection of the OTS except for loans originated pursuant to legally binding commitments existing as of March 31, 2009, renewals or modifications of loans of $500,000 or less secured by properties in the Bank's local lending area and originations of one-to-four family construction loans secured by property in the Bank's local lending area under binding sale contracts to an owner-occupant with permanent financing. The agreement further required the Bank to adopt a plan for reducing its concentrations in non-residential real estate loans, investor loans, participation loans and construction loans and for reducing criticized assets. In addition, the Bank was also required to adopt a new loan loss allowance policy and correct loan underwriting and credit administration weakness cited in the most recent examination report. Finally, the agreement prohibits the Bank from taking brokered deposits without prior OTS approval. The supervisory agreement will remain in effect until modified, suspended or terminated by the OTS.

As a result of the supervisory agreement, the Bank has also become subject to certain OTS regulations that prohibit it from increasing its total assets during any quarter in excess of an amount equal to net interest credited on deposits for the quarter without OTS approval. The Bank will also be assessed at a higher rate by the OTS for examinations and supervision and by the FDIC for federal deposit insurance.

17. RECENT ACCOUNTING PRONOUNCEMENTS

In June, 2008, the FASB issued guidance, codified into ASC Topic 260, on determining whether instruments granted in share-based payment transactions are participating securities. The guidance clarifies that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. It is effective for fiscal years beginning after December 15, 2008, and interim periods within those years. Its adoption did not have a material impact on our financial condition or results of operations.

In June 2009, the FASB issued guidance concerning accounting for transfers of financial assets, codified into Topic 860, Transfers and Servicing, in December 2009. The guidance was issued to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. The FASB undertook this project to address (1) practices that have developed that are not consistent with the original intent and key requirements of previous guidance and (2) concerns of financial statement users that many of the financial assets (and related obligations) that have been derecognized should continue to be reported in the financial statements of transferors. It must be applied as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. The guidance must be applied to transfers occurring on or after the effective date. Additionally, the disclosure provisions should be applied to transfers that occurred both before and after the effective date. The adoption of the guidance did not have a material impact on our financial condition or results of operations.

In January, 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-06, Fair Value Measurements and Disclosures (Topic 820) ("Update"). The Update requires new disclosures about transfers in and out of Levels 1 and 2 and separate disclosures for Level 3 purchases, sales, issuances and settlements (gross rather than net). The Update also clarifies existing disclosures for each class of assets and liabilities and disclosures about the valuation techniques and input methods used in Level 2 and 3 measurements. The Update is effective for interim and annual periods beginning after December 15, 2009, except for the Level 3 disclosures about purchases, sales, issuances and settlements, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.

In July, 2010, the FASB issued ASU No. 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses ("Update"). The Update provides for additional disclosures to be used to assess an entity's credit risk exposures and evaluate the adequacy of its allowance for credit losses. Existing disclosures will be expanded on a disaggregated basis, by portfolio segment and class of financing receivable. Additional disclosures will be required for financing receivables, such as aging of receivables and information on troubled debt restructurings. For public entities, the disclosures as of the end of a reporting period are effective for interim and annual periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010.

ROEBLING FINANCIAL CORP, INC.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

John J. Ferry, Chairman of the Board of Directors
President, John J. Ferry Enterprises, Inc.
John A. LaVecchia, Director and Vice Chairman
Senior Automotive Consultant, Northeast Auto Complex
Frank J. Travea, III, President and Chief Executive Officer
Janice A. Summers, Senior Vice President, Chief Operating Officer and Chief Financial Officer
Mark V. Dimon, Director and Treasurer
Former Sole Proprietor, Dimon Oil
Joan K. Geary, Director and Secretary
President, Keating Realty Company
George N. Nyikita, Director
Manager of Corporate Development, Pennoni Associates
Robert R. Semptimphelter, Sr., Director
Principal, Farnsworth & Semptimphelter, LLC

ROEBLING BANK OFFICERS

Frank J. Travea, III, *President and CEO*
Janice A. Summers, *Senior Vice President, COO and CFO*
Harry McElhone, *Vice President and Chief Credit Officer*
Bonnie L. Horner, *Vice President, Consumer Lending*
John C. Lauricella, *Vice President and Commercial Loan Officer*
Donna M. Rinaldi, *Assistant Vice President and Human Resource Director*

ROEBLING BANK OFFICES

Route 130 South and Delaware Avenue, Roebling, New Jersey
34 Main Street, Roebling, New Jersey
8 Jacobstown Road, New Egypt, New Jersey
3104 Bridgeboro Road, Delran, New Jersey
1934 Route 541, Westampton, New Jersey (Banking and Administrative Center)

CORPORATE OFFICE
Route 130 South and Delaware Avenue
Roebling, New Jersey 08554

TRANSFER AGENT
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016

INDEPENDENT AUDITORS
Fontanella and Babitts
534 Union Boulevard
Totowa, New Jersey 07512

SPECIAL COUNSEL
Malizia Spidi & Fisch, PC
1227 25th Street, N.W., Suite 200 West
Washington, D.C. 20037

Our Annual Report for the year ended September 30, 2010 as filed with the Securities & Exchange Commission on Form 10-K, including exhibits, is available without charge upon written request. For a copy of the Form 10-K, please contact Frank J. Travea, III at our Corporate Office. The Annual Meeting of Stockholders will be held on January 24, 2010 at 9:30 a.m. at 1934 Route 541, Suite C, Westampton, NJ.

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Roebling Financial Corp, Inc.

Route 130 South and Delaware Avenue
Roebling, New Jersey 08554

PHONE: (609) 499-9400
FAX: (609) 663-6253

Stock Listing on the OTC Bulletin Board – Symbol "RBLG"